Boston Capital

March 23, 2011

VIA EDGAR

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Boston Capital Tax Credit Fund II, L.P.

Form 10-K for the year ended 3/31/2010

Filed on 6/29/2010

File No. 000-19443

Dear Mr. Gordon:

This letter is submitted by Boston Capital Tax Credit Fund II, L.P. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the year ended March 31, 2010 (File No. 000-19443) (the "Form 10-K"). For your convenience, the Staff's comments are reproduced below before the Company's answers.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

  It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus. If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit. Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

  Response: If we continue to incorporate information from our prospectus, we will clearly identify the document by disclosing the file number and date filed, and we will file all relevant pages that we have incorporated as an exhibit.

  On your registration statement cover page, you indicate that you have no securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act. Please tell us why the BAC interests would not be listed as registered on this page pursuant to Section 12(g).

  Response: We will indicate in future filings that the Beneficial Assignee Certificates are registered pursuant to Section 12(g) of the Exchange Act.

  Item 9A - Controls and Procedures, page 61

  In future filings, please revise to clarify that the scope of the evaluation and disclosures covers each series individually, as well as the registrant as a whole. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: We have evaluated and assessed our internal control over financial reporting both with respect to the registrant as a whole and each series individually. Based on this evaluation and assessment, our management believes that, as of March 31, 2010, the internal control over financial reporting with respect to the registrant as a whole and each series individually was effective. In our future filings, we will state that the scope of our evaluation and disclosures covers each series individually, as well as the Company as a whole.

******

The Company hereby acknowledges that:
    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 624-8772 or Daniel McAvoy of Nixon Peabody LLP at (212) 940-3112 with any further comments or questions you may have.

By: /S/ Marc N Teal_________

Marc N. Teal

      Principal Financial Officer

cc: Marc Teal

Richard Stein, Esq., Nixon Peabody LLP

Daniel McAvoy, Esq., Nixon Peabody LLP